VIA optronics AG · Sieboldstr. 18 · DE-90411 Nuremberg

Heather Clark	Contact person: Jürgen Eichner
U.S. Securities & Exchange Commission	Department: Management Board
Division of Corporate Finance
100 F Street, N. E.,	Phone:+49 911 597 575-120
Washington, DC 20549
E-Mail: JEichner@via-optronics.com
Internet: www.via-optronics.com
Nuremberg, October 11, 2022

RE: VIA optronics AG, Form 20-F for the Year Ended December 31, 2021

File No. 001-39543

Dear Ms. Clark,

Thank you for your letter dated August 4, 2022, to Mr. Jürgen Eichner, CEO of VIA optronics AG (the “Company”), setting forth the Staff´s comment on the Company´s response letter of July 22, 2022, relating to the Company´s Form 20-F for Fiscal Year Ended December 31, 2021 (the “Form 20-F”).

The Company has keyed its response in this letter to the headings and numbered comment used in the Staff´s comment letter and has marked the response with the letter “R” beside the comment number. The comment is set forth in bold-face type. Terms used, but not defined herein, have the meanings ascribed to them in the Form 20-F.

Form 20-F for the Year Ended December 31, 2021

Note 26. Segments, page F-47

1.	We note from your response to our prior comment 5 that EBITDA is used by the CODM for purposes of making decisions about allocating resources to the segments and assessing its performance. However, we also note that the CODM receives revenue, gross profit, EBITDA and net profit (loss). In light of the fact that the CODM receives these other measures, we believe that the measure that should be disclosed in Note 26 in accordance with paragraphs 25 and 26 of IFRS 8 should be the one determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity’s financial statements. Please revise accordingly.

90411 Nuremberg info@via-optronics.com www.via-optronics.com	Supervisory Board rank	N (EUR) 0568 3930 11 (USD)	: HRB36200
VIA optronics AG Sieboldstr. 18 90411 Nuremberg Germany Phone: +49 911 597 575-0 Fax: +49 911 597 575-111 info@via-optronics.com www.via-optronics.com	Management Board Jürgen Eichner Dr. Markus Peters Chairman of the Supervisory Board Dr. Heiko Frank	Bank Berenberg BIC/SWIFT: BEGODEHH IBAN DE90 2012 0000 0068 3930 16 (EUR) DE57 2012 0000 0568 3930 11 (USD)	Commercial Register Nuremberg Local Court Nuremberg: HRB36200 VAT-ID DE325298215

R: The Company acknowledges the Staff´s comment and confirms that it will remove its disclosure of EBITDA from its respective segment footnote (Note 26. Segments, page F-47 as for the Year Ended December 31, 2021) in its future filings after the date of this letter and in its annual report on Form 20-F (“Future Filings”). The Company respectfully notes that it will continue to present EBITDA in Future Filings in other places, such as Management Discussion and Analysis, for so long as the Company´s CODM continues to use EBITDA as an additional measure of segment profit or loss, consistent with guidance in paragraph 26 of IFRS 8.

Best Regards

VIA optronics

By:	/s/ Jürgen Eichner
Name:	Jürgen Eichner
Title:	Chief Executive Officer

90411 Nuremberg info@via-optronics.com www.via-optronics.com	Supervisory Board rank	N (EUR) 0568 3930 11 (USD)	: HRB36200
VIA optronics AG Sieboldstr. 18 90411 Nuremberg Germany Phone: +49 911 597 575-0 Fax: +49 911 597 575-111 info@via-optronics.com www.via-optronics.com	Management Board Jürgen Eichner Dr. Markus Peters Chairman of the Supervisory Board Dr. Heiko Frank	Bank Berenberg BIC/SWIFT: BEGODEHH IBAN DE90 2012 0000 0068 3930 16 (EUR) DE57 2012 0000 0568 3930 11 (USD)	Commercial Register Nuremberg Local Court Nuremberg: HRB36200 VAT-ID DE325298215